Filed by Xerox Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc. Commission File No.: 1-12665

Set forth below are excerpts from Xerox’s Q42009 earnings conference call held on January 21, 2010:

Larry Zimmerman – Xerox Corporation – Vice Chairman and CFO

Our full-year guidance of both earnings and cash will be based on a Xerox ACS combined company. Our adjusted EPS for 2010 of $0.75 to $0.85 and $2.6 billion for cash from operations is consistent with the guidance we gave at third-quarter earnings even though we will only have about 11 months of combined operations.

We will differentiate between GAAP earnings and adjusted earnings for guidance and actuals reporting - for guidance and actuals reporting in order to give transparency into the fundamentals of the business. 2010 earnings on an adjusted basis will exclude amortization of intangibles, restructuring and asset impairment costs, acquisition related costs including direct transaction costs and specifically defined integration costs and any discrete unusual items. The major differences between adjusted earnings and GAAP EPS are an estimated $280 million in restructuring charges, $75 million in acquisition related costs and $375 million in amortization of intangibles.

In addition, there is one discrete item that will affect first quarter and full year 2010. In January, Venezuela devalued its currency. As a result we expect to report a $22 million charge in Q1 for the remeasurement of the impacted assets. Other than this charge, we don’t expect this to affect our results as Venezuela is less than $75 million of our revenue.

The restructuring charge is consistent with ensuring that our cost and expense structure is in line with our current business model. For the full year we expect $280 million of restructuring which includes the $250 million in the first quarter plus an estimated $30 million balance of the year. Of the $250 million, $210 million is severance and $40 million is non-cash asset write-offs. We expect annualized savings of $205 million, $140 million of which the majority will benefit us in the latter part of 2010.

In addition, we anticipate Q1 Fuji Xerox restructuring of approximately $25 million which we will include in our adjustments. So in summary, we continue to manage our Company with discipline, exceeding earnings and cash commitments while positioning our business for strength going forward.

Now back to Ursula.

Ursula Burns – Xerox Corporation – CEO

Thanks, Larry. That is a good lead in to a status on our acquisition of ACS. As I mentioned earlier, we are on track to close the transaction early next month. The shareholder meetings for both Xerox and ACS are February 5. And our acquisition operations office is making significant progress on the revenue and cost synergy projects we outlined last quarter.

We have delivered over 60 – details, I’m sorry – over 60 initiatives that are managed across four teams, corporate governance, delivery and infrastructure, sales and innovation. Through these initiatives, we remain confident that we will deliver $100 million in profit synergies during year one ramping to over $375 million by year three.

Here is a quick snapshot of our progress to date. Our corporate governance team has created new organizational models to support the combined governance structure. Our delivery and infrastructure team has prioritized the areas where we can achieve productivity improvements through outsourcing and implementation of ACS’s proprietary activity-based compensation.

The sales team has focused on everything from the sales process to compensation to customer engagement and is prepared to implement cross-selling opportunities for our client relationship managers. More than 90% of ACS’s business is in North America and only 20% of our customers overlap. We are ready to start pursuing this major market opportunity as soon as the deal closes.

And our innovation team has tested and validated Xerox technology that will help ACS automate current manual based work processes and create differentiated new offerings to help their clients reduce cost. So I’m very pleased with our progress to date and remain confident in the great value this acquisition brings to our business, our customers and our shareholders.

During a very challenging year, we focused our priorities on generating strong operating cash flow, reducing costs and generating and strengthening our competitive position through breakthrough innovation like ColorQube and value-based offerings like managed print services. We delivered, even exceeded on our commitments in these areas and more.

At the same time, we took a hard look at the fundamentals of our business and made the strategic decision that even in tough times we must change and invest to grow. Our acquisition of ACS is designed to do just that and is a natural evolution for our business. We will expand from being not just a leader in document management but also a leader in business process outsourcing, helping to simplify and automate document driven work. It opens new opportunities for our brand, for our business and for our customers – for the customers that we serve.

In 2010, our objectives are very clear, ACS is a top priority. As important, we will continue to focus on maintaining leadership in our core document management business bringing new innovation to market and expanding distribution channels around the world. In fact, we are set to launch differentiating technology in both our office and production businesses this year.

Through cost and expense management and restructuring, we will size our business right to drive improved margin. And we will continue to generate strong cash flow while reducing debt.

We are starting the year with first-quarter guidance of adjusted earnings per share of $0.11 to $0.13. This excludes $0.24 in adjustments for the first quarter and reflects only a partial quarter of ACS results. We expect full-year adjusted earnings per share of $0.75 to $0.85.

From Q&A session:

Ben Reitzes – Barclays Capital – Analyst

Okay. And then just one modeling question for Larry. Blended tax rate for the combined company, what is your best view of that? And blended

Larry Zimmerman – Xerox Corporation – Vice Chairman and CFO

32%

Ben Reitzes – Barclays Capital – Analyst

Okay, and blended gross margin? Just a little higher than the average?

Larry Zimmerman – Xerox Corporation – Vice Chairman and CFO

Blended gross margin is between 33% and 35%

Larry Zimmerman – Xerox Corporation – Vice Chairman and CFO

I just had one other point I wanted to make. When I was asked about the gross profit margin of the combined companies I said 33 to 35. And that includes keeping the core business in the range of 39 to 40. ACS has a margin in the services business, they have lower SAG and they have a lower gross profit margin and they actually end up with a very good operating margin. Their gross margin is around the 18% to 20% range.

So when you weight the profit dollars, you get the 33% to 35%. So there is no decline really in the base business or the others, they just have a lower SG&A as it relates to gross profit margin.

From accompanying slides:

1
2010 Full Year Guidance (including ACS)
~$2.6B Cash from Operations
Cash Flow
$0.36 - $0.46 GAAP EPS
$0.75 - $0.85 Adj. EPS*
Earnings
~$280M
Estimated FY Charge
~$250M
Estimated Q1 Charge
Targeted Focus Areas
Restructuring
1
RD&E
SAG
Gross
Margin
*Adopting standard methodology for adjusting GAAP EPS
Adjusted EPS
Adjusted EPS to exclude:
• Amortization of intangibles
• Restructuring and asset impairment
costs
• Acquisition-related costs including direct
transaction costs and specifically
defined integration costs
• Discrete unusual or infrequent items
Guidance assumes that the ACS acquisition will close in early February
*Guidance - Adjusted EPS: see slide 21 for explanation of non-GAAP measures

Excludes anticipated Q1Fuji Xerox restructuring of approximately $25M.

ACS Update
Shareholder meetings scheduled for Feb 5, will close shortly thereafter
Year 1 profit synergies = $100M base case
Acquisition Operations Office and teams in place to drive synergy capture:
•
Corporate Governance
– over 30 work streams / clear ownership and
accountability for deliverables
•
Delivery & Infrastructure
– 20 projects worldwide
•
Sales
– significant revenue/profit opportunities identified
•
Innovation
– technology benefits validated

2009 Performance
•
Delivered strong cash flow and cost/expense reductions in a challenging year
•
Operational performance continues to improve sequentially
•
Competitive position strengthened through innovative technology and industry leading Managed Print Services offering
•
ACS acquisition opens new market opportunities and strengthens financial position
2010 Priorities
•
Effective ACS transition; capture synergies
•
Grow revenue and maintain leadership in innovation
•
Continue focus on cost and expense management
•
Drive cash flow and achieve debt reduction goals
Q1 2010 guidance*
–
Q1 Adjusted EPS $0.11 - $0.13, GAAP EPS $(0.11) - $(0.13)
Summary
Includes ACS and assumes an early February close
*Guidance - Adjusted EPS: see slide 21 for explanation of non-GAAP measures

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.